Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-112 San Diego, CA 92110

Licensed in California & Hawaii & Arizona Telephone (619) 924-9600

Facsimile (619) 881-0045	Writer’s Email: gaustin@austinlegalgroup.com

October 11, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Re:	Immune Therapeutics, Inc.
Amendment No.2 to Draft Registration Statement on Form S-1
Submitted August 25, 2016
CIK No. 0001559356

Ms. Hayes:

Please see below for responses to the Division’s letter dated September 19, 2016 regarding the above captioned matter. All questions have been addressed in an Amendment No. 2 to the Registration Statement on Form S-1, filed August 25, 2016 (“Amendment”) and/or as further herein detailed.

1. We note your response to our prior comment 4. In addition to your cumulative losses, please disclose the amount of your accumulated deficit.

Please see revisions on page 8 of the Amendment.

2. We note your response to our prior comment 5. Please expand your disclosure in this risk factor to state how long you expect your business operations to continue given your current amount of cash and cash equivalents.

Please see revisions on page 13 of the Amendment.

3. We note that in addition to the clinical trials referenced in your initial draft registration statement, you have added several lists of completed clinical trials that appear to be related to IRT-101 and IRT-103 in this amendment. For each clinical trial referenced in this section, please disclose the relevant product candidate, the stage of development (e.g., Phase 1, Phase 2, etc.) and the precise timeframe from commencement of the clinical trial to completion. Please also put this selected information into its full and proper context by providing the specific details and parameters of the study from which this data was drawn, including clinical endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results. If you cannot provide this information for any clinical trials that you reference, please delete such reference

Suzanne Hayes

October 11, 2016

Please see additional information under the heading FDA and EMA Development Plan beginning on page 46 of the Amendment.

4. We note that for several of the clinical trials that you reference in this section, it is not clear who conducted the clinical trial, what your level of involvement was, if any, or whether the results can be used to support regulatory approval for any of your product candidates. Please ensure that this information is disclosed for each trial or study that you reference.

Please see revisions under the heading FDA and EMA Development Plan beginning on page 46 of the Amendment.

5. We note your response to our prior comment 8. Please expand your discussion in this section to provide a brief explanation of compounded drugs, including a discussion of regulatory oversight in manufacturing and distribution. Please also explain how you are able to market LDN for prescription use in the U.S. without FDA approval.

Please see revisions beginning on page 44 of the Amendment.

6. We note your response to our prior comment 9. Please disclose the aggregate amounts paid or received to date under the agreement. Additionally, we note that your disclosure states that you entered into the agreement with Complete Pharmacy and Medical Solutions, LLC on December 8, 2014. However, the agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed May 20, 2016 states that the agreement was entered into on May 16, 2016. Please explain this discrepancy.

Please see additional information beginning on page 44 of the Amendment.

The December 8, 2014 date was a typographical error and has been corrected.

7. Please revise this section to discuss the effect of the Compounding Quality Act on your business, to the extent it is material. Please refer to Item 101(h)(4)(ix).

Please see additional information beginning on page 44 .

8. We note your statement that after the completion of the spin-off of Cytocom, Inc., all work with the FDA is “under the supervision of Cytocom, Inc.” We also note your statements on page 53 that you intend to sponsor a Phase 2b study of MENK. Please clarify which product candidates are being developed by you and which are being developed by Cytocom, Inc.

Suzanne Hayes

October 11, 2016

Please see additional information on page 44 of the Amendment. Only trials and studies conducted within G7 countries are being conducted under the supervision of Cytocom. Also see additional information on page 60 .

9. Please clarify the indications for which you or Cytocom, Inc. have active INDs with respect to IRT-101 and IRT-103.

Please see additional information on page 44 of the Amendment.

10. We note your response to our prior comment 17. Please clarify whether you are currently conducting pivotal Phase III trials with respect to IRT-103. If not, please delete the reference to “current pivotal Phase III trials” in the risk factor on page 13.

The reference to “current pivotal Phase III trials has been deleted.

11. We note your discussion of the Phase 2a clinical trial for IRT-103. Please expand your discussion of this clinical trial to disclose the number of patients enrolled and whether each of the primary endpoints was met. Please clarify whether any statistical analysis was performed relating to clinical improvement based upon the Crohn’s Disease Activity Index (CDAI) Score or mucosal healing by colonoscopy and, if so, disclose the corresponding p-values.

Please see additional information starting on page 46 through page 48 of the Amendment.

12. We note your statement with respect to IRT-103 that: “88% of the patients treated with LDN 4.5 mg had a significant improvement in their colitis activity by the CDAI score compared to those that received the placebo after 3 months.” Please revise your disclosure to indicate whether the improvement was “statistically significant.” If not, please delete the word “significant.” If you are referring to statistical significance, please provide a brief explanation of the term “statistically significant” and how it relates to the FDA’s evidentiary standards of efficacy. Please make corresponding changes throughout the registration statement where you use the word “significant” to describe clinical trial results.

Please see revisions throughout the Amendment where “significant” has been removed if it is not immediately apparent whether or not the results are “statistically significant”.

13. We note your response to our prior comment 19 and your revised disclosure on page 47. Please revise your disclosure to briefly explain “Type A” and “Type B” meetings, since you use those terms to define a “Type C” meeting.

Please see additional information beginning on page 48 of the Amendment.

Suzanne Hayes

October 11, 2016

14. Please explain why the trial listed under this heading was terminated.

This section has been removed for clarity as the trials were not conducted by the Company.

15. We note your response to our prior comment 11. Please revise your discussion to disclose any active INDs related to IRT-101, the date of filing for each IND, the sponsor, the subject matter and status of the IND.

Please see revisions on page 45 .

16. We note your statement on page 56 that clinical trials “have demonstrated that MENK can be delivered safely to patients.” Because regulatory approval of IRT-101 is dependent on the FDA or other regulatory agency making a determination (according to criteria specified in law and agency regulations) that IRT-101 is both safe and effective, it is premature for you to describe IRT-101 as safe. Accordingly, please delete this wording throughout your prospectus, as applicable.

Comment noted. References to current safety have been deleted through the Amendment.

17. We note your response to our prior comment 12. Please clarify whether any clinical trials of IRT-101 have been conducted subsequent to the 1997 clinical trial referenced in the timeline on page 54

Please see revisions on page 52 clarifying trials conducted subsequent to the 1997 trials.

18. We note your response to our prior comment 13. Please disclose whether you intend to submit the results of the Phase I and II clinical studies conducted by Dr. Nicholas Plotnikoff to the FDA to support the approval of IRT-101.

Please see page 44 where we disclose that all three of the Pancretic Cancer trials were part of the briefing package to the FDA. (see above response to comment 17).

19. Please explain whether Pennsylvania State University’s clinical trials of LDN will be used to support your NDA for IRT-103. If yes, please explain why you have removed the tables summarizing their clinical trials and results from this amendment.

Yes the data is being used to support the NDA for IRT-103. The charts were removed based upon prior comments by SEC for clarification. We have added the charts back into the document and clarified the purpose.

Suzanne Hayes

October 11, 2016

20. We note your response to our prior comment 18. Please delete the language you have added to page 61 regarding your request for confidential treatment. Please note that we do not grant confidential treatment for material terms to an agreement and we consider all of the terms listed to be material. For each license agreement discussed in this section, please discuss the following material terms, as applicable, to the extent they are not already disclosed:….

Comment noted. Please see revisions beginning on page 61 of the Amendment.

21. We note your response to our prior comment 21. Please expand your discussion to discuss your relationships with The Jack Brewer Foundation and GB Oncology and Imaging Group LTD.

Please see additional information on page 70 regarding Dr. Gloria Herndon . GB Oncology and Imaging Group, LTD does not have a relationship with the Company.

Please see additional information on page 70 regarding The Brewer Group. The Jack Brewer Foundation does not have a relationship with the Company.

22. We note that you have removed your discussion of pending legal proceedings from this amendment. Please either restore this information, or advise us as to why it is no longer required.

The legal proceedings that were removed have been settled. As such, they are no longer pending or threatened and do not require disclosure.

23. We note your statement that you “do not now have, or plan to have in the near future, an equity incentive plan.” We also note that you have filed the “Immune Therapeutics, Inc. 2014 Stock Incentive Plan” as Exhibit 10.23 to this registration statement. Please provide the disclosure required by Item 201(d) of Regulation S-K.

Please see additional information beginning on page 72 of the Amendment.

24. We note that Dr. Plotnikoff was an executive officer of TNI Pharmaceuticals, Inc. within two years before the time of its bankruptcy filing. Please revise your disclosure in this section to provide the information required by Item 401(f)(1) of Regulation S-K for Dr. Plotnikoff with respect to this proceeding or tell us why such disclosure is not required.

Please see additional disclosure within the Amendment.

25. We note that you have deleted the reference in footnote (1) to the “additional 700,000 shares ... in the process of being transferred from the Plotnikoff Family Trust to a trustee in the TNI Pharma bankruptcy.” Please advise us as to why you removed this language.

Suzanne Hayes

October 11, 2016

The footnote was left in the document in error. The 700,000 shares were transferred to the Plotnikoff Family Trust in 2014.

26. Please file a copy of your securities purchase agreement with JMJ Financial as an exhibit to the registration statement.

The document has been included with the Amendment.

27. Please file a copy of the most recent services agreement that you entered into with Mr. Aronstam. We note that the services agreement currently listed in the exhibit index is incorporated by reference to the Form 10-K filed on March 30, 2016. However, the services agreement was not filed as an exhibit to the Form 10-K.

The services agreement has been included with the Amendment.

28. Please file an exhibit that identifies all of your subsidiaries, as required by Item 601(b)(21) of Regulation S-K.

The exhibit is included with the Amendment.

29. We note that in response to prior comment 31, the principal financial officer has signed the draft submission on behalf of the registrant. When the registration statement is filed publicly, please also include the signature of your principal financial officer in his individual capacity. See Instruction 1 to Signatures. See Instruction 1 to Signatures.

Comment noted.

Very truly yours,
AUSTIN LEGAL GROUP, APC

Gina M. Austin